UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 7, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated November 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: November 7, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS THIRD QUARTER RESULTS

Highlights

•	Generated distributable cash flow of $64.6 million in the third quarter of 2013, an increase of 12 percent from the third quarter of 2012.

•	Declared third quarter 2013 cash distribution of $0.675 per unit; management intends to recommend a 2.5 percent distribution increase for the fourth quarter distribution payable in February 2014.

•	In September 2013, acquired and bareboat chartered-back an LNG carrier newbuilding and agreed to acquire and bareboat charter-back a second newbuilding LNG carrier with Awilco LNG to be delivered in late-November 2013.

•	In October 2013, exercised options for two additional MGC carrier newbuildings through the Exmar LPG JV.

•	Total liquidity of approximately $400 million as at September 30, 2013, giving pro forma effect to proceeds from the $145 million common unit public offering completed in early October 2013.

Hamilton, Bermuda, November 7, 2013 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2013. During the third quarter of 2013, the Partnership generated distributable cash flow(1) of $64.6 million, compared to $57.8 million in the same quarter of the previous year. The increase in distributable cash flow was primarily due to the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, a liquefied petroleum gas (LPG) carrier joint venture with Exmar, in February 2013 and its acquisition and charter-back of a liquefied natural gas (LNG) carrier from Awilco LNG ASA (Awilco) in September 2013. The increase was partially offset by lower charter rates on two of the Partnership’s conventional tankers as a result of renegotiated rates effective October 2012 for a period of two years.

On October 11, 2013, the Partnership declared a cash distribution of $0.675 per unit for the quarter ended September 30, 2013. The cash distribution is payable on November 8, 2013 to all unitholders of record on October 23, 2013.

“With the Partnership’s recent accretive transactions with Awilco, we are pleased to announce today that management intends to recommend to the Board of Directors an increase to the Partnership’s quarterly distribution by 2.5 percent, commencing with the fourth quarter distribution payable in February 2014,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “The two Awilco acquisition-leaseback transactions combined with the two, five-year time-charters with Cheniere Marketing L.L.C. secured in June 2013, increase the Partnership’s estimated forward fixed-rate revenues to approximately $6.9 billion while further diversifying our fixed-rate contract portfolio.”

Mr. Evensen continued, “Looking ahead, the Partnership has a number of visible growth projects, including the four LNG carrier newbuildings scheduled to be delivered in 2016 and the 12 LPG newbuildings scheduled to be delivered between 2014 and 2018 in our 50 percent joint venture with Exmar NV, including two vessel options that were exercised last week. In addition, the Partnership is currently involved in several LNG shipping and floating regasification project tenders with expected start-up dates in early-2016 through 2017.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Recent Transactions

Acquisition and Bareboat Charter-Back of Two LNG Carrier Newbuildings

In August 2013, Teekay LNG agreed to acquire a 155,900 cubic meter (cbm) LNG carrier newbuilding from Awilco. The vessel was delivered to the Partnership in mid-September 2013, at which time Awilco bareboat-chartered the vessel on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). The vessel purchase price was $205 million less a $50 million upfront prepayment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

In September 2013, Teekay LNG agreed to acquire a second 155,900 cbm LNG carrier newbuilding from Awilco on similar terms as the first vessel. This second vessel is currently under construction by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea and the Partnership expects to take delivery in late-November 2013. Upon delivery of the second vessel to the Partnership, Awilco will bareboat-charter the vessel on a four-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). As with the first Awilco vessel, the second vessel’s purchase price is $205 million less a $50 million upfront prepayment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

Exercised Options for Additional Newbuilding LNG/LPG Carriers

In July 2013, Teekay LNG exercised a portion of its existing options with DSME for two additional 173,400 cbm LNG carrier newbuildings. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The Partnership intends to secure long-term contract employment for both vessels prior to their deliveries in 2016. In connection with the exercise of these two newbuilding options, the Partnership secured additional options with DSME for up to five additional LNG carrier newbuildings.

In addition, in July and October 2013, Exmar LPG BVBA, the Partnership’s 50/50 LPG joint venture with Belgium-based Exmar NV, exercised its options to order four additional Midsize Gas Carrier (MGC) newbuildings, which will be constructed by Hanjin Heavy Industries and Construction Co., Ltd. and scheduled for delivery in 2017 and 2018.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $48.2 million for the quarter ended September 30, 2013, compared to $41.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $18.6 million and $8.6 million for the three months ended September 30, 2013 and 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $29.6 million and $33.1 million for the three months ended September 30, 2013 and 2012, respectively.

For the nine months ended September 30, 2013, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $128.7 million, compared to $117.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $25.0 million and decreasing net income by $22.3 million for the nine months ended September 30, 2013 and 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $153.7 million and $95.5 million for the nine months ended September 30, 2013 and 2012, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on its consolidated statements of income and comprehensive income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income and comprehensive income as detailed in notes 3, 4 and 5 to the Summary Consolidated Statements of Income and Comprehensive Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended			Three Months Ended
	September 30, 2013			September 30, 2012
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	72,228	28,091	100,319	69,630	28,357	97,987
Vessel operating expenses	13,677	10,978	24,655	12,725	11,477	24,202
Depreciation and amortization	17,950	6,490	24,440	17,158	7,536	24,694
CFVO from consolidated vessels(ii)	58,766	14,525	73,291	55,733	15,445	71,178
CFVO from equity accounted vessels(iii)	51,870	—	51,870	40,550	—	40,550
Total CFVO(ii)	110,636	14,525	125,161	96,283	15,445	111,728

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) loan loss provision, and includes (d) adjustments for direct financing leases on two Suezmax tankers to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended September 30, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which owns six LNG carriers (Malt LNG Carriers). The Partnership’s equity accounted investments for the three months ended September 30, 2013 also includes the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar NV, completed in February 2013, which currently owns and charters-in 28 vessels in the LPG carrier segment, including 12 newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, increased to $58.8 million in the third quarter of 2013 from $55.7 million in the same quarter of the prior year. The increase is primarily as a result of the acquisition of the first LNG carrier from Awilco in September 2013 and revenues relating to certain operating and drydocking expense recoveries.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment increased to $51.9 million in the third quarter of 2013 from $40.6 million in the same quarter of the prior year. This increase was primarily due to the acquisition of a 50 percent interest in the Exmar LPG BVBA joint venture in February 2013.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $14.5 million in the third quarter of 2013 from $15.4 million in the same quarter of the prior year, primarily as a result of amendments to two of the Partnership’s Suezmax tanker charter contracts which temporarily reduced the daily hire rate for each of these vessels by $12,000 between October 2012 and September 2014. During this period, however, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum amount equal to the original daily charter rate.

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of November 1, 2013:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	28	(i)	—		5		33
LPG/Multigas Carrier Fleet	16	(ii)	5	(iii)	12	(iii)	33
Conventional Tanker Fleet	11		—		—		11

Total	55		5		17		77

(i)	The Partnership’s ownership interests in these vessels ranges from 33 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels ranges from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In May 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, the Partnership sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including the Teekay LNG general partner’s 2 percent proportionate capital contribution and net of offering costs). The Partnership did not sell any units under the COP during the third quarter of 2013.

As of September 30, 2013, the Partnership had total liquidity of $256.4 million (comprised of $118.1 million in cash and cash equivalents and $138.3 million in undrawn credit facilities). Giving effect to the approximately $145 million common unit public offering completed in early October 2013, the Partnership’s liquidity at September 30, 2013 would have been approximately $400 million.

In September 2013, the Partnership issued in the Norwegian bond market NOK 900 million in senior unsecured bonds that mature in September 2018. The aggregate principal amount of the bonds is equivalent to approximately USD 150 million and all interest and principal payments were swapped into USD at a fixed rate of 6.43 percent. The proceeds from the bond issuance have been used for general partnership purposes. The Partnership is applying to list the bonds on the Oslo Stock Exchange.

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Conference Call

The Partnership plans to host a conference call on Friday, November 8, 2013 at 11:00 a.m. (ET) to discuss the results for the third quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 3500990.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Third Quarter 2013 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, November 15, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3500990.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s second largest independent owner and operator of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 33 LNG carriers (including one LNG regasification unit and five newbuildings), 33 LPG/Multigas carriers (including five chartered-in LPG carriers and 12 newbuildings) and 11 conventional tankers. The Partnership’s interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	100,692	96,619	98,847	294,418	294,664

OPERATING EXPENSES
Voyage expenses	373	1,224	860	1,988	1,445
Vessel operating expenses(1)	24,655	24,814	24,202	74,785	68,766
Depreciation and amortization	24,440	25,156	24,694	73,739	74,247
General and administrative(1)	4,793	4,744	4,044	15,006	13,737
Loan loss provision(2)	3,804	—	—	3,804	—

Total operating expenses	58,065	55,938	53,800	169,322	158,195

Income from vessel operations	42,627	40,681	45,047	125,096	136,469

OTHER ITEMS
Equity income(3)	28,831	39,425	21,098	94,680	49,232
Interest expense	(13,548)	(13,132)	(14,414)	(39,928)	(40,946)
Interest income	656	782	850	1,953	2,731
Realized and unrealized (loss) gain on derivative instruments(4)	(11,143)	10,666	(9,945)	(8,762)	(43,993)
Foreign exchange loss(5)	(16,068)	(2,787)	(6,248)	(10,644)	(1,989)
Other income – net	306	407	374	1,182	1,068

	(10,966)	35,361	(8,285)	38,481	(33,897)

Net income before tax expense	31,661	76,042	36,762	163,577	102,572
Income tax expense	(791)	(800)	(679)	(2,434)	(550)

Net income	30,870	75,242	36,083	161,143	102,022

Other comprehensive loss:
Unrealized net loss on qualifying cash flow hedging instruments in equity accounted joint ventures	(1,549)	—	—	(1,549)	—

Other comprehensive loss	(1,549)	—	—	(1,549)	—

Comprehensive income	29,321	75,242	36,083	159,594	102,022

Non-controlling interest in net income	1,262	5,581	3,022	7,429	6,542
General Partner’s interest in net income	5,784	6,278	5,538	18,027	15,863
Limited partners’ interest in net income	23,824	63,383	27,523	135,687	79,617
Weighted-average number of common units outstanding:
• Basic	70,451,950	69,713,500	65,882,450	69,952,550	65,201,910
• Diluted	70,474,732	69,732,097	65,882,450	69,974,711	65,201,910
Total number of units outstanding at end of period	70,746,294	69,813,899	69,683,763	70,746,294	69,683,763

(1)	To more closely align the Partnership’s Statement of Income and Comprehensive Income presentation to many of its peers, the cost of ship management services of $2.0 million and $5.8 million for the three and nine months ended September 30, 2013, respectively, and $1.9 million for the three months ended June 30, 2013, have been included as vessel operating expenses. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $2.2 million and $6.1 million for the three and nine months ended September 30, 2012, respectively.

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(2)	In early-2012, Teekay BLT Corporation (Teekay Tangguh Joint Venture), in which the Partnership has a 69 percent ownership interest, advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of the Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as the Teekay Tangguh Joint Venture reduced its assessment of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture could be applied to repay the advance.
(3)	Equity income includes unrealized gains (losses) on derivative instruments as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2013	2012	2013	2012
Equity income	28,831	39,425	21,098	94,680	49,232
Proportionate share of unrealized gains (losses) on derivative instruments	1,900	14,135	(870)	20,634	(4,051)

Equity income excluding unrealized gains (losses) on derivative instruments	26,931	25,290	21,968	74,046	53,283

Equity income for the three and nine months ended September 30, 2013 also includes the Partnership’s share of its joint venture Exmar LPG BVBA which is based on preliminary purchase price allocations and may be revised.

(4)	The realized (losses) gains relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2013	2012	2013	2012
Realized losses relating to:
Interest rate swaps	(9,532)	(9,496)	(9,450)	(28,554)	(27,813)
Toledo Spirit time-charter derivative contract	903	(23)	—	880	(38)

	(8,629)	(9,519)	(9,450)	(27,674)	(27,851)

Unrealized (losses) gains relating to:
Interest rate swaps	(2,314)	19,885	(295)	16,312	(16,242)
Toledo Spirit time-charter derivative contract	(200)	300	(200)	2,600	100

	(2,514)	20,185	(495)	18,912	(16,142)

Total realized and unrealized (losses) gains on derivative instruments	(11,143)	10,666	(9,945)	(8,762)	(43,993)

(5)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income and comprehensive income.

Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million and NOK 900 million of unsecured bonds in May 2012 and in September 2013 that mature in 2017 and in 2018, respectively. Foreign exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2013	2012	2013	2012
Realized (losses) gains on cross-currency swaps	(113)	(67)	107	(122)	155
Unrealized (losses) gains on cross-currency swaps	(3,650)	(2,731)	3,077	(12,572)	(7,193)
Unrealized (losses) gains on revaluation of NOK bonds	(723)	4,545	(4,828)	9,745	2,732

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	118,131	97,621	113,577
Restricted cash – current	2,996	33,096	34,160
Accounts receivable	19,869	14,404	13,408
Prepaid expenses	7,720	8,141	5,836
Current portion of derivative assets	18,449	18,306	17,212
Current portion of net investments in direct financing leases	11,747	6,928	6,656
Advances to affiliates	3,798	3,421	13,864

Total current assets	182,710	181,917	204,713

Restricted cash – long-term	496,351	495,084	494,429
Vessels and equipment
At cost, less accumulated depreciation	1,260,588	1,275,120	1,286,957
Vessels under capital leases, at cost, less accumulated depreciation	607,026	612,633	624,059
Advances on new building contracts	77,854	39,097	38,624

Total vessels and equipment	1,945,468	1,926,850	1,949,640

Investment in and advances to equity accounted joint ventures(1)	649,851	627,477	409,735
Net investments in direct financing leases	538,964	393,225	396,730
Advances to joint venture partner	10,200	14,004	14,004
Other assets	29,964	26,573	25,233
Derivative assets	80,439	89,685	145,347
Intangible assets – net	99,769	103,064	109,984
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	4,069,347	3,893,510	3,785,446

LIABILITIES AND EQUITY
Current
Accounts payable	2,260	3,925	2,178
Accrued liabilities	37,013	41,300	38,134
Unearned revenue	10,146	8,645	19,417
Current portion of long-term debt	88,096	87,079	86,489
Current obligations under capital lease	157,649	160,284	70,272
Current portion of derivative liabilities	72,024	69,903	48,046
Advances from affiliates	16,870	17,739	12,083

Total current liabilities	384,058	388,875	276,619

Long-term debt	1,645,302	1,477,856	1,326,864
Long-term obligations under capital lease	472,621	472,440	567,302
Long-term unearned revenue	36,521	37,244	38,570
Other long-term liabilities	73,589	73,455	73,568
Derivative liabilities	154,261	159,320	248,249

Total liabilities	2,766,352	2,609,190	2,531,172

Equity
Limited partners	1,206,043	1,189,160	1,165,634
General Partner	48,502	47,843	47,346
Accumulated other comprehensive loss	(1,549)	—	—

Partners’ equity	1,252,996	1,237,003	1,212,980
Non-controlling interest (2)	49,999	47,317	41,294

Total equity	1,302,995	1,284,320	1,254,274

Total liabilities and total equity	4,069,347	3,893,510	3,785,446

(1)	Investments in and advances to equity accounted joint ventures includes the Partnership’s investment in its joint venture Exmar LPG BVBA which is based on preliminary purchase price adjustments as at September 30, 2013 and may be revised.
(2)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in the two LNG carriers (Arctic Spirit and Polar Spirit), a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), a 1 percent equity interest in the five LPG/Multigas carriers that are chartered out to I.M. Skaugen ASA, and a 1 percent equity interest in an LNG carrier chartered out to Awilco, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	161,143	102,022
Non-cash items:
Unrealized (gain) loss on derivative instruments	(18,912)	16,142
Depreciation and amortization	73,739	74,247
Loan loss provision	3,804	—
Unrealized foreign currency exchange gain	10,642	1,722
Equity income, net of dividends received of $924 (2012 - $6,500)	(93,756)	(42,732)
Amortization of deferred debt issuance costs and other	2,044	428
Change in operating assets and liabilities	(2,303)	(11,897)
Expenditures for dry docking	(18,668)	(5,531)

Net operating cash flow	117,733	134,401

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	428,471	419,221
Debt issuance costs	(2,473)	(2,025)
Scheduled repayments of long-term debt	(62,034)	(60,647)
Prepayments of long-term debt	(45,000)	(324,274)
Scheduled repayments of capital lease obligations	(7,840)	(7,590)
Proceeds from equity offerings, net of offering costs	40,776	182,214
Proceeds from units issued out of continuous offering program, net of offering costs	4,926	—
Advances to joint venture partners and equity accounted joint ventures	(16,785)	(3,600)
Decrease (increase) in restricted cash	28,448	(30,845)
Cash distributions paid	(159,014)	(142,939)
Other	(254)	(350)

Net financing cash flow	209,221	29,165

INVESTING ACTIVITIES
Purchase of equity accounted investments	(135,923)	(170,067)
Receipts from direct financing leases	6,650	4,561
Expenditures for vessels and equipment	(194,657)	(1,125)
Other	1,530	1,369

Net investing cash flow	(322,400)	(165,262)

Increase (decrease) in cash and cash equivalents	4,554	(1,696)
Cash and cash equivalents, beginning of the period	113,577	93,627

Cash and cash equivalents, end of the period	118,131	91,931

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	30,870	36,083	161,143	102,022
Less:
Net income attributable to non-controlling interest	(1,262)	(3,022)	(7,429)	(6,542)

Net income attributable to the partners	29,608	33,061	153,714	95,480
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange losses(1)	15,896	6,124	10,808	1,913
Unrealized losses (gains) from derivative instruments(2)	2,514	495	(18,912)	16,142
Unrealized (gains) losses from derivative instruments and other items from equity accounted investees(3)	(1,900)	1,139	(20,634)	5,128
Loan loss provision(4)	3,804	—	3,804	—
Non-controlling interests’ share of items above(5)	(1,762)	865	(49)	(847)

Total adjustments	18,552	8,623	(24,983)	22,336

Adjusted net income attributable to the partners	48,160	41,684	128,731	117,816

(1)	Unrealized foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized loss on the cross-currency swap economically hedging the Partnership’s NOK bond and exclude the realized gains relating to the cross currency swap for the NOK bonds.
(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes within the Partnership’s equity-accounted investments and $0.3 million and $1.1 million of start-up related costs during the three and nine months ended September 30, 2012, respectively, relating to the acquisition of the MALT LNG Carriers in February 2012.
(4)	In early-2012, the Teekay Tangguh Joint Venture advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of the Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as the Teekay Tangguh Joint Venture reduced its assessment of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture could be applied to repay the advance.
(5)	Items affecting net income include items from the Partnership’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Net income:	30,870	36,083
Add:
Depreciation and amortization	24,440	24,694
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance and capital expenditures	37,575	29,597
Unrealized foreign exchange loss	15,896	6,124
Direct finance lease payments received in excess of revenue recognized	3,447	1,561
Loan loss provision	3,804	—
Unrealized loss on derivatives and other non-cash items	519	(776)
Less:
Estimated maintenance capital expenditures	(18,284)	(14,345)
Equity income	(28,831)	(21,098)

Distributable Cash Flow before Non-controlling interest	69,436	61,840
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,836)	(3,991)

Distributable Cash Flow	64,600	57,849

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	72,228	28,464	100,692
Voyage expenses	—	373	373

Net voyage revenues	72,228	28,091	100,319

	Three Months Ended September 30, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	69,686	29,161	98,847
Voyage expenses	56	804	860

Net voyage revenues	69,630	28,357	97,987

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	72,228	28,091	100,319
Vessel operating expenses	13,677	10,978	24,655
Depreciation and amortization	17,950	6,490	24,440
General and administrative	3,232	1,561	4,793
Loan loss provision	3,804	—	3,804

Income from vessel operations	33,565	9,062	42,627

	Three Months Ended September 30, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	69,630	28,357	97,987
Vessel operating expenses	12,725	11,477	24,202
Depreciation and amortization	17,158	7,536	24,694
General and administrative	2,733	1,311	4,044

Income from vessel operations	37,014	8,033	45,047

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) loan loss provision, and includes (d) adjustments for direct financing leases and two Suezmax tankers to a cash basis. The Partnership’s only direct financing leases for the periods indicated relate to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri, and the LNG carrier acquired from Awilco in September 2013. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	33,565	9,062	42,627
Depreciation and amortization	17,950	6,490	24,440
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	3,447	—	3,447
Loan loss provision(1)	3,804	—	3,804
Realized gain on Toledo Spirit derivative contract	—	903	903
Cash flow adjustment for two Suezmax tankers(2)	—	(1,652)	(1,652)

Cash flow from vessel operations from consolidated vessels	58,766	14,525	73,291

	Three Months Ended September 30, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	37,014	8,033	45,047
Depreciation and amortization	17,158	7,536	24,694
Amortization of in-process revenue contracts included in voyage revenues	—	(124)	(124)
Direct finance lease payments received in excess of revenue recognized	1,561	—	1,561

Cash flow from vessel operations from consolidated vessels	55,733	15,445	71,178

(1)	In early-2012, the Teekay Tangguh Joint Venture advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of the Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as the Teekay Tangguh Joint Venture reduced its assessment of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture could be applied to repay the advance.
(2)	The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012 which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months commencing October 1, 2012. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income as the change in the lease payments are being recognized on a straight-line basis over the term of the lease

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and includes (c) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Voyage revenues	156,815	72,710	111,000	49,856
Vessel and other operating expenses	41,669	19,674	20,274	9,122
Depreciation and amortization	22,264	11,292	13,049	6,728

Income from vessel operations of equity accounted vessels	92,882	41,744	77,677	34,006

Interest expense	(20,750)	(9,580)	(16,267)	(7,133)
Realized and unrealized loss on derivative instruments	(9,460)	(3,370)	(16,610)	(5,734)
Other (expense) income – net	(126)	37	(231)	(41)

Other items	(30,336)	(12,913)	(33,108)	(12,908)

Net income / equity income of equity accounted vessels	62,546	28,831	44,569	21,098

Income from vessel operations	92,882	41,744	77,677	34,006
Depreciation and amortization	22,264	11,291	13,049	6,728
Direct finance lease payments received in excess of revenue recognized	7,309	2,653	7,342	2,684
Amortization of in-process revenue contracts	(7,427)	(3,818)	(5,521)	(2,868)

Cash flow from vessel operations from equity accounted vessels	115,028	51,870	92,547	40,550

(1)	The Partnership’s equity accounted investments for the three months ended September 30, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers. The Partnership’s equity accounted investments for the three months ended September 30, 2013 also includes the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar NV, entered in February 2013, which owns and charters-in 28 vessels in the LPG carrier segment, including 12 newbuildings.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities, including the Partnership’s ability to successfully bid for new LNG shipping and floating regasification projects and resulting growth in the Partnership’s distributable cash flow; the Partnership’s ability to secure charter contract employment and long-term financing for the two currently unchartered LNG carrier newbuilding vessels ordered in July 2013; expected fuel-efficiency and emission levels associated with the MEGI engines to be installed in the Partnership’s four LNG newbuildings to be built by DSME; the expected delivery dates for the Partnership’s newbuilding vessels, including the four LNG newbuildings to be built by DSME and 12 LPG carrier newbuildings ordered through the Exmar LPG joint venture; the timing and acquisition price of the Partnership’s acquisition-charter back of a second LNG carrier newbuilding from Awilco and the impact of this transaction on the Partnership’s future distributable cash flows; the total amount of the Partnership’s forward fixed-rate revenues, including the contribution from the two Awilco LNG newbuilding acquisition-charter back transactions and the two five-year time-charters with Cheniere Marketing L.L.C.; and the amount, timing and certainty of future increases to the Partnership’s common unit distributions, including that resulting from management’s intention to recommend a 2.5 percent cash distribution increase commencing with the fourth quarter distribution payable in February 2014. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: shipyard construction delays; availability of suitable LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; competitive dynamics in bidding for potential LNG or LPG projects; the Partnership’s ability to secure new contracts through bidding on project tenders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet, including the potential impact on the Partnership’s future distributable cash flow and forward fixed-rate revenues; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels or attain fixed-rate long-term contracts for newbuilding vessels; failure of the Board of Directors of the Partnership’s general partner to approve future distribution increases, including the 2.5 percent increase management intends to recommend for the fourth quarter 2013 distribution, payable in February 2014; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; completion of the second acquisition-charter back transaction with Awilco; actual performance of the MEGI engines; results of the two Awilco and other recent transactions; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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